SEALY, INC.

One Office Parkway at Sealy Drive • Trinity, North Carolina 27370 • USA

Telephone: 336-861-3500 • Fax: 336-861-3501

December 16, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Cecilia Blye, Chief

Office of Global Security Risk

Re:	Sealy Corporation
Form 10-K for the Fiscal Year Ended November 28, 2010
Filed January 21, 2011
File No. 1-08738

Dear Ms. Blye:

On behalf of Sealy Corporation (“Sealy” or the “Company”), we are submitting this letter in response to the written comments set forth in the comment letter dated December 2, 2011 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Company’s above-referenced annual report on Form 10-K for the Fiscal Year Ended November 28, 2010.  To assist your review, we have retyped the text of the Staff’s comments in italics below, with the corresponding response set forth immediately below the applicable comment.

General

1.             In your letter to us dated September 9, 2005, you advised us that Sealy products were sold in Syria by your Saudi Arabian licensee, The Mohammed Quasi Assad & Sons Company (d/b/a Middle East Mattress Factory). It appears from the website of Sealy Saudi Arabia that Middle East Mattress Factory remains your licensee in Saudi Arabia. As you know, Syria is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, if any, whether through subsidiaries, distributors, licensees, or other direct or indirect arrangements, since your referenced letter. Your response should describe any goods that you have provided into Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the Syrian government or entities controlled by it.

In response to the Staff’s comment, the Company respectfully advises the Staff that since the date of the Company’s September 9, 2005 letter (the “2005 Letter”), the Company’s direct and indirect contacts with Syria have been and are expected to remain limited and, individually and in the aggregate, immaterial to the Company’s business.  Other than the contacts set out below, since the date of the 2005 Letter, the Company has no known past, current or anticipated contacts with Syria.

With respect to direct contacts with Syria, the Company does not sell any of its products into Syria and does not solicit any Syrian business.  Moreover, the Company does not maintain any employees, assets or liabilities in Syria, and neither it nor any of its subsidiaries, affiliates or joint ventures are party to any agreements or commercial arrangements with the Syrian government.  The Company does not anticipate any change in these arrangements.

Since the date of the 2005 Letter, the Company’s sole indirect contact with Syria has been through its Saudi Arabian licensee, The Mohammed Quasi Assad & Sons Company (d/b/a Middle East Mattress Factory) (the “Licensee”), over which the Company has no ownership or pecuniary interest other than a royalty fee generated by the sale of Sealy goods by the Licensee.  Pursuant to its license with the Company, in exchange for a license fee, the Licensee is authorized to manufacture products utilizing the Sealy brand name and to sell those products into several countries in the region including Syria.  The license provides that the Licensee has the exclusive right to sell Sealy products in the Kingdom of Saudi Arabia.  Pursuant to the license, the Licensee also has non-exclusive rights to sell into territories not exclusively licensed to another party.  Syria is not a licensed territory under any other Sealy license agreement, and therefore is open for sales by the Licensee.

In addition, the Company sells to the Licensee certain raw materials that are utilized in the manufacturing of products sold in those territories.   Based on a review of information gathered for the purposes of preparing this response letter, the Company estimates that, since the date of the 2005 Letter, the Licensee has annually sold on average fewer than ten (10) mattresses into Syria, with amounts received by the Company from the Licensee relating to these sales annually accounting for less than 0.001% of the Company’s consolidated revenues.  Moreover, the Company believes that the raw materials sold to the Licensee and utilized in the manufacturing of products sold by the Licensee in Syria constituted less than 8% of the value of those products, with most not utilizing any raw materials supplied by the Company.  Moreover, given the unrest in Syria and the additional scrutiny we have placed on this topic, we will be sending a directive to the Licensee to cease selling into Syria until further notice.

The Company is not aware of any agreements, commercial arrangements or other contacts between the Licensee and the Syrian government or entities controlled by it.  However, state ownership of business enterprise is not uncommon in Syria.  The Company notes that since the date of the 2005 Letter, the Licensee’s sales into Syria have been almost non-existent, but it is a possibility that the Licensee has in certain instances unknowingly, and without either the consent or knowledge of the Company, sold products to a company owned by the government of Syria or entities controlled by it.

The Company understands that there are restrictions on exports and re-exports of U.S.-origin goods, along with prohibitions on dealings with certain Syrian individuals and entities, and has comprehensive policies in place to ensure compliance. Any sales of Sealy products in Syria are in accordance with applicable regulations of the United States Treasury Department’s Office of Foreign Asset Control and (i) are authorized under and conducted in accordance with applicable U.S. laws; (ii) do not involve any U.S. persons; (iii) do not require the Company’s foreign subsidiaries (a) to make any direct investment in these countries or (b) maintain any physical assets in these countries; (iv) are made pursuant to written contracts with standard terms and conditions; and (v) are conducted in the ordinary course of business.

*              *              *              *

On behalf of Sealy Corporation, this will acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments or desire additional information, please contact the undersigned at (336) 861-3699 or Jeff Ackerman at (336) 861-3674.

Very truly yours,

/s/ Michael Q. Murray

Michael Q. Murray, Esq.
Senior Vice President and General Counsel

cc:	Securities and Exchange Commission
Pamela Long
Pradip Bhaumik

Sealy Corporation
Lawrence J. Rogers
Jeffrey C. Ackerman

Simpson Thacher & Bartlett LLP
Joseph H. Kaufman
George S. Wang